AAMES FINANCIAL CORPORATION and SUBSIDIARIES
Computation of Basic and Diluted Net Income per Common Share	EXHIBIT 11
(In thousands, except per share data)

	Three Months Ended September 30,
	2004	2003
Basic net income per common share:
Net income	$28,417	$28,663
Less: Accrued dividends on Series B, C and D Convertible Preferred Stock	(2,869)	(3,478)

Basic net income to common stockholders	$25,548	$25,185

Basic weighted average number of common shares outstanding	7,192	6,877

Basic net income per common share	$3.55	$3.66

Diluted net income per common share:
Basic net income to common stockholders	$25,548	$25,185
Plus: Accrued dividends on Series B, C and D Convertible Preferred Stock	2,869	3,478
Interest on 5.5% Convertible Subordinated Debentures	522	885

Diluted net income (loss) to common stockholders	$28,939	$29,548

Basic weighted average number of common shares outstanding	7,192	6,877
Plus incremental shares from assumed:
Conversions of:
Series B, C and D Convertible Preferred Stock	85,049	85,439
5.5% Convertible Subordinated Debentures	824	824
Exercise of:
Common stock options	7,181	7,406
Warrants	3,410	3,178

Diluted weighted average number of common shares outstanding	103,656	103,724

Diluted net income per common share	$0.28	$0.28